INCREASED ANNUITY PAYMENT BENEFIT ENDORSEMENT

This Endorsement forms a part of the Contract to which it is attached and is effective as of the Income Date of the Contract. In the case of a conflict with any provision in the Contract, the provisions of this Endorsement will control. The following provisions are added to the Contract.

The Increased Annuity Payment Benefit is selected at Income Date.

If you select one of the Annuity Payment Options (1 through 5) and you are also the Annuitant, you may be eligible for increased Annuity Payments if you become disabled. If Joint Owners own the Contract, then one of the Owners must be the Annuitant in order to qualify for this benefit. If the Contract is owned by a non-individual, then all references to you mean the Annuitant. If there are Joint Annuitants, one of the Annuitants must be a Contract Owner. In the case of Joint Annuitants, this benefit would be paid on the Disability of each of the Joint Annuitants.

ELIGIBILITY:
To receive increased Annuity Payments, Disability must occur at least two years after the Income Date. Benefits will continue as long as the Disability lasts.

APPROVING THE DISABILITY REQUEST:
DISABILITY: Disability is the impairment by reason of bodily injury or mental or physical illness to the extent that the Annuitant is unable to perform two or more of the Activities for Daily Living. Such Disability must be established for a continuous period of 90 days.

To request increased Annuity Payments, we must receive an Authorized Request that details the level of Disability.

When the request is approved, benefits will begin with the first Annuity Payments made after the later of the date the request is filed or the date the eligibility requirements are met.

The Authorized Request that details the level of Disability must be completed by a Licensed Health Care Practitioner who is not a member of the Annuitant's family.

o A Family Member includes your spouse, and you and your spouse's: daughter, son, parent, sister, brother, grandparent or grandchild; and the same degree of relationship as effected or affected by a common law marriage if recognized in the state where you reside.

o A Licensed Health Care Practitioner includes a medical doctor, a registered nurse or licensed practical nurse

At our expense, we may also require one or more of the following:

o A personal interview with you or an assessment of you, relating to your Disability;

o A physician's statement and/or copies of relevant medical records from any physician or health care provider involved in your care; and/or

o    Any other similar proof as we may deem necessary.

We have the right to require continuing proof of Disability. We will request, at least annually or as often as reasonably necessary, a completed Continued Proof of Claim Form.

REHABILITATION:
If rehabilitation to a lower level of Disability occurs, we will reduce or stop the increased Annuity Payment accordingly. If a new period of Disability occurs, a new Authorized Request must be submitted. If approved, the increased Annuity Payments will be made according to the new level of Disability.

INCREASED ANNUITY PAYMENT CALCULATION:
The benefit is a constant percentage of the basic Annuity Payment.

If you elect to receive payments on a fixed basis, the basic Annuity Payment is the current Annuity Payment. If you elect a variable Annuity Option, the basic Annuity Payment is the number of Annuity Units on the Income Date multiplied by the value of the Annuity Unit on the Income Date.

If you make a partial liquidation, the benefit is reduced by the liquidated percentage of the Liquidation Value. After the guaranteed number of payments have been made, the benefit will be restored to its full value.

The basic Annuity Payment cannot be greater than [$10,000], multiplied by the number of months between the payment of each annuity payment.

1. There will be a 30% (or 20% if the Annuitant is age 75 or older on the Income Date) increased basic Annuity Payment on the occurrence of a Disability resulting in the inability to perform, without Substantial Assistance, at least 2 Activities for Daily Living for at least 90 consecutive days.

2. There will be a 60% (or 40% if the Annuitant is age 75 or older on the Income Date) increased basic Annuity Payment on the occurrence of a Disability resulting in the inability to perform, without Substantial Assistance, at least 4 Activities for Daily Living for at least 90 consecutive days.

ACTIVITIES FOR DAILY LIVING ARE DEFINED AS FOLLOWS:

1. Bathing: The ability to take a bath which includes washing yourself by sponge bath, in either a tub or shower, including the task of getting into or out of the tub or shower without Substantial Assistance.

2. Continence: The ability to maintain control of bowel and bladder function, the ability to perform associated personal hygiene, including caring for a catheter or colostomy bag without Substantial Assistance.

3. Dressing: Putting on and taking off all items of clothing and any necessary braces, fasteners, or artificial limbs without Substantial Assistance.

4. Eating: Feeding yourself by getting food into your body from a receptacle (such as a plate, cup or table), or by feeding tube or intravenously without Substantial Assistance.

5. Toileting: Getting to and from the toilet, getting on and off the toilet, and performing associated personal hygiene without Substantial Assistance.

6. Transferring. Moving into or out of a bed, chair, or wheelchair without Substantial Assistance.

Substantial Assistance is defined as: Stand-by or hands-on assistance without which you would not be able to safely and completely perform the Activities for Daily Living. Stand-by assistance means the presence of another person within arm's reach of you, that is necessary to prevent, by physical intervention, injury to you while you are performing the Activities for Daily Living. Hands-on assistance means direct physical assistance of another person.

BENEFITS WILL NOT BE PAID UNDER THE FOLLOWING CONDITIONS:

1. Any period of time you are outside the United States for 30 consecutive days or longer.

2. Assistance needed due to a condition that results from substance abuse or dependency.

3. A condition that results from participating in a felony, engaging in an illegal occupation or participating in a riot or insurrection.

4. A condition that results from a sickness or injury for which benefits are provided under any state or federal worker's compensation law.

5.   A condition that results from an act of war, whether declared or not.

6.   A condition that results from an intentionally self-inflicted injury.

TERMINATION OF BENEFIT: The Increased Annuity Payment Benefit will end under the following circumstances:

1. Expiration of certification from a Licensed Health Care Practitioner; Once we have determined your Eligibility for Benefits, in order to determine your continued eligibility, we will request, at least annually or as often as reasonably necessary, a completed Continued Proof of Claim Form.

2. The date when the Annuitant no longer meets the eligibility requirements above;

3.   The death of the disabled Annuitant;

TERMINATION OF THE ENDORSEMENT:
The Contract Owner has the right to cancel this benefit at any time by providing an Authorized Request. The benefit terminates on the next Annuity Payment date, unless Disability occurs.

CHARGES FOR THE RIDER:
The charge is defined as a charge per $100 of basic Annuity Payment. This charge will be determined by us on the effective date of this endorsement. The charge will never be greater than the guaranteed monthly charges indicated below, multiplied by the number of months between the payment of each Annuity Payment.

If you elect a variable Annuity Option and a partial liquidation occurs, the charge is reduced by the liquidated percentage of the Liquidation Value. After the guaranteed number of payments have been made, the charge will increase to its full level. In the case of Joint Annuitants, the charge is the sum of the charges for each Annuitant. The charge reduces the Annuity Payment made to you.

          IAP Rider- Monthly Rates per $100 of Basic Annuity Payment
            Income                              Male                    Female
          Date Age
  40 or younger                                 0.95                      0.95
                41                              0.96                      0.96
                42                              0.97                      0.97
                43                              0.98                      0.98
                44                              0.99                      0.99
                45                              1.00                      1.00
                46                              1.01                      1.01
                47                              1.02                      1.02
                48                              1.03                      1.03
                49                              1.04                      1.04
                50                              1.05                      1.05
                51                              1.11                      1.11
                52                              1.18                      1.18
                53                              1.24                      1.24
                54                              1.31                      1.31
                55                              1.38                      1.38
                56                              1.46                      1.46
                57                              1.54                      1.54
                58                              1.63                      1.63
                59                              1.72                      1.72
                60                              1.82                      1.82
                61                              1.92                      1.92
                62                              2.03                      2.03
                63                              2.18                      2.18
                64                              2.23                      2.47
                65                              2.28                      2.79
                66                              2.32                      3.13
                67                              2.35                      3.53
                68                              2.57                      3.86
                69                              2.81                      4.22
                70                              3.08                      4.62
                71                              3.37                      5.06
                72                              3.69                      5.53
                73                              4.22                      6.33
                74                              4.83                      7.24
                75                              3.94                      5.92
                76                              4.51                      6.77
                77                              5.16                      7.74
                78                              5.61                      8.42
                79                              6.11                      9.16
                80                              6.65                      9.97

Signed for Allianz Life Insurance Company of North America by:


         Suzanne J. Pepin                              Charles Kavitsky
 Senior Vice President, Secretary         President and Chief Marketing Officer
     and Chief Legal Officer

S20220